SEABRIDGE GOLD INC.

                                  NEWS RELEASE

TRADING SYMBOLS:  TSX-V: SEA                               FOR IMMEDIATE RELEASE
                  AMEX:  SA                                        JULY 18, 2005

           SEABRIDGE GOLD DRILLING FINDS 850 METER SOUTHERN EXTENSION
                        OF FAT DEPOSIT MINERALIZED ZONES

TORONTO, CANADA... Seabridge Gold announced today that recent drill results at its 100% owned Courageous Lake project suggest the potential for a further 850 meter strike extension of the FAT deposit to the south. The FAT deposit was previously thought to be limited to the south by a gabbro dyke at section line 3800N. In the recent program, eight holes were drilled to test for the southern extension, four on section 3650N, three on section 3050N and one on section 2950N. Two of the three main mineralized zones of the FAT deposit were encountered on these section lines with encouraging results. Some of the better intersections drilled are as follows:

----------------------------------------------------------------------------
   DRILL       SECTION       FROM         TO       INTERVAL    GOLD GRADE
    HOLE         LINE      (METERS)    (METERS)    (METERS)      (G/T)
----------------------------------------------------------------------------
   CL-029       3650N       211.98      236.50       24.52        1.02
----------------------------------------------------------------------------
   CL-033       3050N       106.35      108.65        2.30        1.07
                          --------------------------------------------------
                            376.41      379.41        3.00        3.65
----------------------------------------------------------------------------
   CL-036       3050N       125.70      128.70        3.00        3.06
                          --------------------------------------------------
                            213.77      218.27        4.50        2.54
----------------------------------------------------------------------------
   CL-038       3050N        59.30       65.00        5.70        1.22
----------------------------------------------------------------------------
   CL-040       2950N        76.60       79.60        3.00        1.57
                          --------------------------------------------------
                            184.00      187.50        3.50        2.03
----------------------------------------------------------------------------

Consistent with the drilling on the FAT deposit, these holes intersected over 200 meters of felsic tuff units intercalated with sedimentary rocks.

Seabridge's geologists have noted that this further southern extension appears to represent a transitional zone of increased clastic sedimentation with mixed intervals of eruptive units. This interpretation suggests that the area south of the gabbro dyke may be approaching the southern margin of the basin hosting the FAT deposit. Nonetheless, about 1000 meters of this southern strike extension now warrant further delineation drilling in expectation of adding to resources.

Seabridge Senior Vice President Bill Threlkeld noted that all three objectives from the 2005 Courageous Lake winter drill program have been achieved. "We have added potential for new resources to the north and south of the known deposit and we have demonstrated the likelihood of improving the grade of the existing deposit by using our new interpretation of structural controls on higher grade mineralization. We also remain very encouraged by the potential for additional depositional basins similar to the one that hosts FAT. It now appears that the former Salmita and Tundra mines further to the south of the FAT lie up-section within a separate basin. At least four kilometers of this basin have yet to be drilled."

        ================================================================

            172 King Street East, 3rd Floor; Toronto, Ontario M5A 1J3
              Telephone: (416) 367-9292   Facsimile: (416) 367-2711

NATIONAL INSTRUMENT 43-101 DISCLOSURE

Seabridge's Courageous Lake project, located in the Northwest Territories, covers 53 kilometers of the Matthews Lake Greenstone Belt which hosts the 2 kilometer long FAT deposit. The FAT deposit contains an estimated 3.54 million ounces in the measured and indicated categories (44.2 million tonnes grading
2.49 grams of gold per tonne) plus an additional estimated 4.89 million ounces in the inferred category (65.5 million tonnes grading 2.32 grams of gold per tonne). An independent engineering study to define the project economics is nearing completion. Based on an updated schedule provided by Hatch, the study is now expected at the end of August. Exploration activities at the Courageous Lake gold project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101.

Seabridge has been designed to provide its shareholders maximum leverage to the price of gold. The Company has acquired a 100% interest in eight North American gold projects which collectively contain an estimated 9.10 million ounces of resources in the measured and indicated categories (246.3 million tonnes grading
1.15 grams of gold per tonne) plus an additional estimated 7.55 million ounces of resources in the inferred category (203.1 million tonnes grading 1.16 grams of gold per tonne). (See http://www.seabridgegold.net/2005-AIF.pdf for a breakdown of these gold resources by project as well as detailed technical information in respect of the projects and the resource calculations). The Company continues to seek expansion of its gold resource base by acquisition of new projects and exploration programs largely funded by partners.


ALL RESOURCE ESTIMATES REPORTED IN THIS DISCLOSURE WERE CALCULATED PRIOR TO AND SO NOT IN ACCORDANCE WITH THE CANADIAN NATIONAL INSTRUMENT 43-101 AND THE CANADIAN INSTITUTE OF MINING AND METALLURGY CLASSIFICATION SYSTEM. THESE STANDARDS DIFFER SIGNIFICANTLY FROM THE REQUIREMENTS OF THE U.S. SECURITIES AND EXCHANGE COMMISSION. MINERAL RESOURCES WHICH ARE NOT MINERAL RESERVES DO NOT HAVE DEMONSTRATED ECONOMIC VIABILITY.

STATEMENTS RELATING TO THE ESTIMATED OR EXPECTED FUTURE PRODUCTION AND OPERATING RESULTS AND COSTS AND FINANCIAL CONDITION OF SEABRIDGE, PLANNED WORK AT THE COMPANY'S PROJECTS AND THE EXPECTED RESULTS OF SUCH WORK ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS AND ARE GENERALLY, BUT NOT ALWAYS, IDENTIFIED BY WORDS SUCH AS THE FOLLOWING: EXPECTS, PLANS, ANTICIPATES, BELIEVES, INTENDS, ESTIMATES, PROJECTS, ASSUMES, POTENTIAL AND SIMILAR EXPRESSIONS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE REFERENCE TO EVENTS OR CONDITIONS THAT WILL, WOULD, MAY, COULD OR SHOULD OCCUR. INFORMATION CONCERNING EXPLORATION RESULTS AND MINERAL RESERVE AND RESOURCE ESTIMATES MAY ALSO BE DEEMED TO BE FORWARD-LOOKING STATEMENTS, AS IT CONSTITUTES A PREDICTION OF WHAT MIGHT BE FOUND TO BE PRESENT WHEN AND IF A PROJECT IS ACTUALLY DEVELOPED. THESE FORWARD-LOOKING STATEMENTS ARE NECESSARILY BASED UPON A NUMBER OF ESTIMATES AND ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE AT THE TIME THEY ARE MADE, ARE INHERENTLY SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS, INCLUDING, WITHOUT LIMITATION: UNCERTAINTIES RELATED TO RAISING SUFFICIENT FINANCING TO FUND THE PLANNED WORK IN A TIMELY MANNER AND ON ACCEPTABLE TERMS; CHANGES IN PLANNED WORK RESULTING FROM LOGISTICAL, TECHNICAL OR OTHER FACTORS; THE POSSIBILITY THAT RESULTS OF WORK WILL NOT FULFILL PROJECTIONS/EXPECTATIONS AND REALIZE THE PERCEIVED POTENTIAL OF THE COMPANY'S PROJECTS; UNCERTAINTIES INVOLVED IN THE INTERPRETATION OF DRILLING RESULTS AND OTHER TESTS AND THE ESTIMATION OF GOLD RESERVES AND RESOURCES; RISK OF ACCIDENTS, EQUIPMENT BREAKDOWNS AND LABOUR DISPUTES OR OTHER UNANTICIPATED DIFFICULTIES OR INTERRUPTIONS; THE POSSIBILITY OF ENVIRONMENTAL ISSUES AT THE COMPANY'S PROJECTS; THE POSSIBILITY OF COST OVERRUNS OR UNANTICIPATED EXPENSES IN WORK PROGRAMS; THE NEED TO OBTAIN PERMITS AND COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS AND OTHER GOVERNMENT REQUIREMENTS; FLUCTUATIONS IN THE PRICE OF GOLD AND OTHER RISKS AND UNCERTAINTIES, INCLUDING THOSE DESCRIBED IN THE COMPANY'S ANNUAL INFORMATION FORM FILED WITH SEDAR IN CANADA (AVAILABLE AT WWW.SEDAR.COM) FOR THE YEAR ENDED DECEMBER 31, 2004 AND IN THE COMPANY'S 20-F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (AVAILABLE AT WWW.SEC.GOV/EDGAR.SHTML).

FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS, ESTIMATES AND OPINIONS OF THE COMPANY'S MANAGEMENT OR ITS INDEPENDENT PROFESSIONAL CONSULTANTS ON THE DATE THE STATEMENTS ARE MADE.

                                         ON BEHALF OF THE BOARD
                                         "Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292  o Fax: (416) 367-2711
Visit our website at www.seabridgegold.net  Email: info@seabridgegold.net

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                    the adequacy or accuracy of this release.